Exhibit 21.1
List of Subsidiaries of the Company

Name	Place of Incorporation
Beijing Asia Hongzhi Advertising Co., Ltd.	People’s Republic of China

Beijing Hongzhi Century Advertising Co., Ltd	People’s Republic of China

Shandong Hongzhi Communications and Career Advertising Co., Ltd.	People’s Republic of China

Tibet Asia Culture Media Co., Ltd.	People’s Republic of China

Tibet Hongzhi Advertising Co., Ltd.	People’s Republic of China

Sun New Media Transaction Service Ltd.	Hong Kong

China Focus Channel Development Co., Ltd.	People’s Republic of China